Exhibit 99.1

RADA Announces Closing of Public Offering of 4,819,052 Ordinary Shares Including Exercise in
Full of Underwriters’ Option to Purchase Additional Shares

NETANYA, Israel – January 10, 2020 – RADA Electronic Industries Ltd. (“RADA” or the “Company”) (NASDAQ: RADA), a global defense technology company, today announced the closing of its previously announced underwritten public offering of 4,819,052 ordinary shares of the Company at a public offering price of $5.25 per share, including the 628,572 ordinary shares sold pursuant to the exercise in full of the underwriters’ option to purchase additional ordinary shares of the Company. RADA intends to use the net proceeds from this offering for general corporate purposes.

Canaccord Genuity LLC  acted as the sole bookrunning manager of the offering and A.G.P. /Alliance Global Partners acted as Co-Manager.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities law of any such state or jurisdiction.

About RADA

RADA is a global defense technology company focused on proprietary radar solutions and legacy avionics systems. The Company is a leader in mini-tactical radars, serving attractive, high-growth markets, including critical infrastructure protection, border surveillance, active military protection and counter-drone applications.

Safe Harbor Statement
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995, including statements regarding RADA’s expectations with respect to its proposed offering and its intended use of proceeds from the offering. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions, including the risks and uncertainties associated with market conditions, as well as risks and uncertainties inherent in RADA’s business, including, but not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in  RADA’s Annual Report on Form 20-F for the year ended December 31, 2018, and other filings with the Securities and Exchange Commission.